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OMD APPROVAL

OMD Number: 3235-0145
Expires:  August 31, 1999
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Furr's/Bishops, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
361115504
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 23, 1999
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 2240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  2  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       9,350,082 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          9,350,082 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,350,082 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  3  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ROCK FINANCE, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       2,389,460 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          2,389,460 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,389,460 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  4  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SPURGEON CORPORATION

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS CORPORATION

              7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        11,739,542 shares
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON
WITH         10 SHARED DISPOSITIVE POWER
                11,739,542 shares
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11,739,542 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.1%

14 TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  5  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BRADFORD T. WHITMORE

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
USA

              7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        11,739,542 shares
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON
WITH         10 SHARED DISPOSITIVE POWER
                11,739,542
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11,739,542 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.1%

14 TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  6  OF  8  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BUN PARTNERS

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       2,389,460 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          2,389,460 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,389,460 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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Page  7  of  8  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by Furr's/Bishops, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 6901 Quaker Ave., Lubbock, TX 79413.

Item 4. Purpose of Transaction

This amendment to the schedule 13D filing is being made because a representative of Grace Brothers, Ltd. became a member of the board of directors on February 23, 1999.

Except as set forth in this Item 4, the Filers do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of
Schedule 13D under the Act.

Item 5. Interest in Securities of the Issuer

(a) Grace presently holds a total of 9,350,082 shares of the Common Stock, which represent approximately 19.2% of the Common Stock outstanding. Rock presently holds a total of 2,389,460 shares of the Common Stock, which represent approximately 4.9% of the Common Stock outstanding. Whitmore, Spurgeon, and Bun are reporting their holdings due to their general partnership positions in Grace and Rock.

(b) Grace has the sole power to vote and dispose of the Common Stock which it beneficially owns and Rock has the sole power to vote and dispose of the Common Stock which it beneficially owns.

(c) No transactions in the Common Stock by the Filers during the 60 day period prior to February 24, 1999 have been made.

(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock.

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

The Filers do not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Furr's/Bishops, Inc.

Item 7. Material to Be Filed as Exhibits

None

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Page   8   of  8  Pages

SIGNATURE

Grace Brothers, Ltd., Bun Partners, Inc., Spurgeon
Corporation, Bradford T. Whitmore, and Rock Finance LP, after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Spurgeon Corporation

By:/s/ David Allen
   ---------------
   David Allen
   Vice President
   Spurgeon Corporation

Bun Partners, Inc.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President
   Bun Partners, Inc.

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------

Rock Finance, LP

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President, Bun Partners, Inc.
   Its:  General Partner

Dated:  March 1, 1999